UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commissions file number 1-14106

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DaVita Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DaVita HealthCare Partners Inc.

2000 16th Street

Denver, Colorado 80202

DAVITA RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

DAVITA RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee

DaVita Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the DaVita Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

Seattle, Washington

June 23, 2016

DAVITA RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

(dollars in thousands)

	2015	2014
Assets:
Cash and cash equivalents	$—	$11
Participant directed investments at fair value	1,093,443	1,088,870
Receivables:
Notes receivable from participants	54,902	51,001
Participant contributions	—	22

Total assets	1,148,345	1,139,904

Liabilities:
Excess contributions payable to participants	349	64

Net assets available for benefits	$1,147,996	$1,139,840

See accompanying notes to financial statements.

DAVITA RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2015 and 2014

(dollars in thousands)

	2015	2014
Investment (loss) income:
Interest on investments	$1,630	$1,803
Dividends	42,956	36,548
Net (depreciation) appreciation in fair value of investments	(50,387)	24,522

Total investment (loss) income	(5,801)	62,873
Participant note receivable interest	2,182	1,941
Contributions:
Participant	152,895	136,370
Rollovers	11,697	11,012

Total additions	160,973	212,196
Benefit payments	(151,553)	(86,606)
Administration expenses	(1,264)	(625)

Net increase	8,156	124,965
Net assets available for benefits at beginning of year	1,139,840	1,014,875

Net assets available for benefits at end of year	$1,147,996	$1,139,840

See accompanying notes to financial statements.

DAVITA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Description of Plan

The following description of the DaVita Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established as a defined contribution plan for the benefit of employees of DaVita HealthCare Partners Inc. (the Company). Employees become eligible to participate immediately following the date of hire and attaining the age of 18. The Plan does not cover certain classes of individuals such as leased employees, independent contractors, nonresident aliens, employees covered under a collective bargaining agreement and employees of HealthCare Partners Holdings, LLC, a wholly-owned subsidiary of the Company, and any of its subsidiaries. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended and restated, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Conversion Transactions

Effective May 2015, the Plan changed its Trustee, Investment Manager and Recordkeeper from T. Rowe Price to Voya Institutional Trust Company (Voya). While the majority of investment funds remained the same, the few funds that were replaced were mapped into new fund options. Certain investment funds, including DaVita HealthCare Partners Inc. Common Stock Fund, transferred the total number of shares held in the funds on the date of conversion. Participants were notified of the mapping and given the opportunity to change their investments prior to the transfer.

Auto Enrollment

Effective May 1, 2015, all new employees of the Company will be automatically enrolled in the Plan at a pre-tax deferral rate of 4.0% upon meeting the eligibility requirements as described above. Prior to May 1, 2015, new employees of the Company were automatically enrolled in the Plan at a pre-tax deferral rate of 3.0% upon meeting the eligibility requirements as described above.

Automatic Increase Contributions

Effective November 21, 2013, the Plan adopted a policy whereby all new employees of the Company hired on or after January 1, 2014 will become part of the Automatic Increase Contributions Program. Participants who are deferring at least one percent but no more than nine percent of Compensation per pay period will see their deferral rate increase annually by 1% each January 1st until their deferral rate reaches ten percent. All eligible Participants shall receive a notice of the right to opt out of Automatic Increase Contributions before Automatic Increase Contribution are made. If the Participant does not make an affirmative election on or before the deadline the Participant’s deferral percentage in effect as of December 31 of the prior Plan Year shall be increased by one percent.

(b)	Contributions

Participants may elect to contribute a maximum percentage of 75% of their eligible compensation into any one of the investment options offered by the Plan, subject to the legal limit allowed by the Internal Revenue Service (IRS) regulations. With the conversion to Voya, effective May 1, 2015, participants may elect to contribute eligible compensation on a pre-tax basis, an after-tax (Roth) basis or a combination of both. Participants may change their election prospectively at any time.

Participants may direct their investments into the Company Common Stock Fund, certain registered investment company funds and a common commingled trust fund as allowed under the Plan. The contributions of participants who do not make elected investment options are automatically invested into various T. Rowe Price Retirement Funds, depending upon the age of the participants. Participants cannot direct more than 25% of their contributions into the Company Common Stock Fund.

DAVITA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Participants may elect to change their contribution percentage at any time and may change their investment elections or transfer amounts between funds daily. Participants who have attained the age of fifty before the close of the plan year are also eligible to make catch-up contributions in accordance with, and subject to, the legal limitations of the Code.

The Company may elect to make discretionary contributions to the Plan as long as the total contributions (including participants’ 401(k) contributions) do not exceed the maximum allowable deduction to the Company under the Code. There were no Company discretionary contributions made to the Plan in 2015 and 2014.

Participants may transfer rollover contributions from other qualified plans into their Plan account subject to provision under the Plan. Rollovers must be made in cash within the time limit specified by the IRS.

(c)	Participant Accounts

The Plan recordkeeper maintains an account for each participant’s contributions, allocations of Company contributions if any, rollover contributions, investment earnings and losses and Plan expenses. Company discretionary contributions, if any, are allocated to participants who (i) are not considered highly compensated employees for the year, (ii) have elected to make contributions during the year, (iii) have completed 1000 hours of service during the year, and (iv) who are employed by the Company on the last day of the year. Investment earnings and losses and Plan expenses are allocated to each account in the proportion that the account bears to the total of all participants’ accounts. Participants’ accounts are valued on a daily basis based on the quoted market prices as reported by the investment funds, or the quoted market prices of the underlying securities.

(d)	Vesting

Participants in the Plan will always be 100% vested in their section 401(k) contributions, and their rollover contributions and earnings thereon. Certain employer contributions from merged plans and Company discretionary contributions, if any, vest over a five year period. Employees become fully vested upon death or disability.

(e)	Benefit Payments

Distributions from the Plan will be paid in the form of cash or if a participant’s vested balance includes the Company Common Stock Fund, they may elect to receive a distribution of those shares. Participants may receive distributions either upon termination of service, by obtaining age 59 1⁄2, incurring a financial hardship, or withdrawing their rollover and after-tax contributions. Rollover and after-tax contributions may be withdrawn at any time. Employee deferral contributions may not be distributed unless the participant has attained age 59 1⁄2, terminates service or upon termination of the Plan. However, unless the participant elects otherwise, distributions in cash will begin no later than sixty days after the close of the Plan year end, in which the latest following event occurs: a participant reaches normal retirement age and obtains ten years of participation in the Plan or terminates employment. Distributions are also required to begin by April of the calendar year following the calendar year in which the participant attains age 70 1⁄2. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Terminated participants with vested balances greater than $1,000 and less than $5,000 will have their account transferred to another qualified account. For termination of service with vested benefits of $1,000 or less, a participant may automatically receive the vested interest in his or her account in a lump sum distribution.

Distributions for financial hardship can only be made both on account of an immediate and heavy financial need, and be necessary to satisfy that need. Participants are required to obtain Plan loans described below, before requesting a hardship distribution except if the funds are to be used as a down payment on a principal residence. Only the participant’s tax deferred contributions, Roth contributions, matching contributions and rollover contributions may be distributed. Earnings and Company discretionary contributions are not eligible for distribution. Participant’s contributions will be suspended for at least six months after the receipt of a hardship distribution.

In the event of death of a participant, the participant’s vested account balance will be distributed to the participant’s beneficiary as soon as reasonably practicable.

DAVITA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(f)	Excess Contributions

Excess contributions payable to participants represent amounts due to participants for excess contributions as a result of Code limitations that will be refunded to participants subsequent to year end. These excess contributions become taxable to the participant in the year in which the participant receives the refund of these contributions.

(g)	Notes Receivable From Participants

The Plan permits participants to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRS regulations and Plan limits, such notes receivable cannot exceed the lesser of 50% of the value of the participant’s vested account, or $50,000 reduced for any prior note receivable outstanding.

The note receivable must be repaid generally within 5 years or within 10 years when the proceeds are used to purchase a principal residence of the participant and bears interest at prime as stated in the Wall Street Journal on the date the note receivable is made plus 1%. The interest rates on outstanding notes receivable ranged from 3.25% to 10.50% at December 31, 2015, with maturities through December 2038, which includes loans transferred in from the DSI Holding Company, Inc. 401(k) Savings Plan primarily related to mortgage loans. Notes receivable are secured by the vested portion of a participant’s account balance.

(h)	Plan Termination

Although it has not expressed the intent to do so, DaVita HealthCare Partners Inc. has the right to terminate the Plan at any time subject to the provisions under ERISA. If the Plan is terminated, each participant’s account balance will be fully vested and distributed in a timely manner.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

(b)	Income Recognition and Net Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments.

(c)	Investments

The Plan’s investments at December 31, 2015 and 2014 at fair value include the value of assets including any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices (the net asset values) as reported by each investment fund. The fair values of the common and commingled trust funds are calculated as discussed below. The Company Common Stock Fund is valued at fair value based on its year-end unit closing price from the New York Stock Exchange (comprised of year-end market price of underlying stock plus uninvested cash position).

The T. Rowe Price Stable Value Fund B (Stable Value Fund) is a common commingled trust (CCT) fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs and US government securities. The Stable Value Fund is measured using the net asset value (NAV) practical expedient of the CCT as reported by the CCT managers. The NAV practical expedient is based on the fair value of the underlying assets owned by the CCT, less its liabilities and divided by the number of units outstanding.

The Plan provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the high level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

DAVITA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(d)	Receivables – Participant Contributions

Receivables from participant contributions are stated at net realizable value, and represent deferrals of employees’ compensation that have not yet been contributed to the Plan.

(e)	Receivables – Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid outstanding principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.

(f)	Benefits

Benefits are recorded when paid.

(g)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(h)	Administrative Expenses and Investment Management Fees

All operational administrative costs of the Plan are deducted from participants’ account balances except certain transaction costs associated with the recordkeeping of the Company Common Stock Fund which are borne by the Company. Administrative costs include trustee fees, recordkeeping, participant reporting costs, brokerage fees, participant note receivable costs, accounting and legal fees, commissions and transactions charges. Investment management fees are paid by each respective investment fund and are deducted in arriving at each fund’s overall net asset value. For the years ended December 31, 2015 and 2014, administration fees paid by the Plan were approximately $1,264,000 and $625,000, respectively.

(i)	Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The Plan elected to early adopt this ASU and has implemented the guidance on a retrospective basis to all periods presented, therefore prior periods were retrospectively adjusted.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting. Part I of ASU 2015-12 eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Part III of the ASU provides employee benefit plans with a measurement-date practical expedient that is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management has elected to early adopt this ASU and has implemented the guidance on a retrospective basis to all periods presented, therefore prior periods were retrospectively adjusted.

DAVITA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(3)	Related Party and Party-in-Interest Transactions

Beginning May 1, 2015, Voya became the Trustee and Recordkeeper for the Plan. Each fund within the Plan has its own investment manager. The transfer of assets, as well as the recordkeeping functions of the Plan qualifies as party-in-interest transactions. Prior to May 1, 2015, T. Rowe Price served as the Trustee, Investment Manager and Recordkeeper of the Plan. Transactions with the previous Trustee also qualified as party-in-interest transactions. Additionally, the Company provided personnel and administrative functions for the Plan at no charge to the Plan. The Plan also holds shares of the Company’s Common Stock, which qualifies as a party-in-interest transaction.

(4)	Tax Status

The Plan was amended and restated effective January 1, 2014 to include recent tax law changes and other statutory changes and received a favorable determination letter regarding this restatement on April 26, 2016. Since the 2014 restatement, the Plan has been amended to add certain discretionary provisions, including the addition of Roth 401(k) contributions. Management believes that the Plan as amended is designed in accordance with the applicable sections of the Code.

The third party administrator of the DaVita Retirement Savings Plan has identified certain loan failures and filed an application under the VCP with the IRS. The Company consented to be included in this VCP application on August 20, 2012. On April 1, 2014 the Company was notified by the third party administrator that the IRS issued a compliance statement regarding this VCP application to maintain the Plan’s qualified status. The IRS approved the proposed correction methods, all errors have been corrected and no additional action is required.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; currently the IRS is auditing the 2014 Plan Year. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(5)	Forfeitures

At December 31, 2015 and 2014, forfeited non-vested accounts totaled approximately $121,000 and $1,000, respectively. These accounts may be used to reduce future employer contributions or pay Plan expenses. During 2015, no forfeitures were used to pay administrative expenses. In 2014, forfeitures of approximately $22,000 were used to pay administrative expenses.

DAVITA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(6)	Fair Value Measurements

The Plan measures the fair value of its assets based upon certain valuation techniques that include observable or unobservable inputs and assumptions that market participants would use in pricing these assets under a fair value hierarchy. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2015 (dollars in thousands):

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in Registered Investment Company Funds	$955,951	$955,951	$—	$—
DaVita HealthCare Partners Inc. Common Stock Fund	53,326	53,326	—	—

Total assets in fair value hierarchy	1,009,277	1,009,277	—	—

Investments measured at NAV practical expedient	84,166

Total participant directed investments at fair value	$1,093,443

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2014 (dollars in thousands):

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in Registered Investment Company Funds	$933,783	$933,783	$—	$—
DaVita HealthCare Partners Inc. Common Stock Fund	68,630	68,630	—	—

Total assets in fair value hierarchy	1,002,413	1,002,413	—	—

Investments measured at NAV practical expedient	86,457

Total participant directed investments at fair value	$1,088,870

The investments in registered investment company funds are recorded at fair value based upon quoted market prices as reported by each investment fund.

Investments in the common commingled trust fund are recorded at fair value using the net asset value practical expedient as measured daily by the common commingled trust fund managers. Trust units may be redeemed on a daily basis to meet benefit payments and other participant initiated withdrawals permitted by retirement plans invested in the trust. The Plan is required to provide 12 months’ advance written notice to the trustee prior to redemption of trust units upon withdrawal from the fund. There are no restrictions related to the redemption notice period and there were no unfunded commitments at December 31, 2015. See (2)(c) and (2)(i) under Summary of Significant Accounting Policies for further discussions.

DAVITA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

DaVita HealthCare Partners Inc. Common Stock Fund is recorded at fair value based upon quoted market prices as reported by the New York Stock Exchange. See (2)(c) under Summary of Significant Accounting Policies for further discussion.

The methods used for determining fair value may not be reflective of the actual values that will be received upon settlement of the securities due to fluctuations in the market. However, the Plan believes the methods used to measure the fair value of its assets are appropriate and are based upon relevant market factors such as quoted prices or observable market inputs. The use of different methods or assumptions could result in a different fair value measurement at the reporting date.

(7)	Reconciliation of Plan Financial Statements to the Form 5500

The following is a reconciliation of the financial statements to the Form 5500 at December 31, 2015 and 2014:

	2015	2014
Total additions:
Total additions per financial statements	$160,973	$212,196
Plus: adjustments from the difference in contract value to fair value for fully benefit-responsive investment contracts	(1,272)	10

Total additions per form 5500	$159,701	$212,206

Net assets available for benefits:
Net assets available for benefits per financial statements	$1,147,996	$1,139,840
Plus: adjustments from contract value to fair value for fully benefit-responsive investment contracts	—	1,272

Net assets available for benefits per form 5500	$1,147,996	$1,141,112

(8)	Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued and include all necessary disclosures.

Effective April 1, 2016, all new employees of the Company will be automatically enrolled in the Plan at a pre-tax deferral rate of 5.0% upon meeting the eligibility requirements as described above.

Schedule I

DAVITA RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Common Commingled Trust Funds:
T. Rowe Price	T. Rowe Price Stable Value Fund B	$84,166
Registered Investment Company Funds:
T. Rowe Price	MetWest Total Return Bond Fund	13,514
T. Rowe Price	T. Rowe Price High Yield Fund	4,871
T. Rowe Price	Vanguard TTL Bond Market Index Signal Fund	22,901
T. Rowe Price	T. Rowe Price Retirement Balanced Fund	2,639
T. Rowe Price	T. Rowe Price Retirement 2005 Fund	3,657
T. Rowe Price	T. Rowe Price Retirement 2010 Fund	15,559
T. Rowe Price	T. Rowe Price Retirement 2015 Fund	53,723
T. Rowe Price	T. Rowe Price Retirement 2020 Fund	132,927
T. Rowe Price	T. Rowe Price Retirement 2025 Fund	126,780
T. Rowe Price	T. Rowe Price Retirement 2030 Fund	120,708
T. Rowe Price	T. Rowe Price Retirement 2035 Fund	118,534
T. Rowe Price	T. Rowe Price Retirement 2040 Fund	90,118
T. Rowe Price	T. Rowe Price Retirement 2045 Fund	52,967
T. Rowe Price	T. Rowe Price Retirement 2050 Fund	32,564
T. Rowe Price	T. Rowe Price Retirement 2055 Fund	13,309
Vanguard	Vanguard Institutional Index Fund	44,404
T. Rowe Price	T. Rowe Price Large Cap Growth Fund	23,090
Vanguard	Vanguard Extended Market Index Inst Fund	23,470
Dodge and Cox	Dodge and Cox Stock Fund	8,946
Artisan	Artisan Mid Cap Value Fund	5,952
American Funds	American Funds Europac Growth Fund	8,628
*Voya	Voya Small Cap Opportunities Fund	9,302
RS	RS Partners Fund	2,991
Vanguard	Vanguard Total Intl Stock Index Fund	24,397
Common Stock:
*DaVita HealthCare Partners Inc.	DaVita HealthCare Partners Inc. Common Stock Fund	53,326
*Participant loans	3.25% – 10.50% maturing through December 2038	54,902

	Total	$1,148,345

*	Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA
RETIREMENT SAVINGS PLAN

By:	/s/ Cynthia Baxter
Cynthia Baxter
Designated Representative of the Plan Administrator

Date: June 23, 2016